UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 26, 2011

Commission File Number: 000-26424

SILVER STANDARD RESOURCES INC.
(Translation of registrant's name into English)

1400 - 999 West Hastings Street
Vancouver, British Columbia
Canada V6C 2W2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ]   No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Interim Financial Statements June 30, 2011 (incorporated by reference from Form 6-K, filed on August 11, 2011)

99.2	Management's Discussion and Analysis (incorporated by reference from Form 6-K, filed on August 11, 2011)

99.3	News Release dated August 10, 2011 (incorporated by reference from Form 6-K, filed on August 11, 2011)

99.4	Material Change Report dated August 10, 2011

99.5	Certification of Interim Filings dated August 10, 2011 - CEO

99.6	Certification of Interim Filings dated August 10, 2011 - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc.
(Registrant)

Date: August 26, 2011	By:	/s/ Guy Davis

Guy Davis
	Title:	Corporate Counsel and Assistant Corporate Secretary